Exhibit 99.2

Borr Drilling Limited Announces First Quarter

Hamilton, Bermuda, May 23, 2023: Borr Drilling Limited (“Borr”, “Borr Drilling” or the “Company”) announces preliminary unaudited results for the three months ended March 31, 2023.

Highlights First Quarter of 2023
•	Total operating revenues of $172.0 million, an increase of $23.4 million or 16% compared to the fourth quarter of 2022.
•	Income before taxes of $7.9 million, an increase of $26.4 million compared to $18.5 million in the fourth quarter of 2022.
•	Net loss of $7.4 million, a decrease in loss of $13.9 million compared to the fourth quarter of 2022.
•	Cash and cash equivalents of $90.3 million at the end of the first quarter of 2023.
•	Adjusted EBITDA [1,2] of $72.4 million, an increase of $17.3 million or 31% compared to the fourth quarter of 2022.
•	Total contract revenue backlog as at March 31, 2023 was $1.64 billion, a more than three time increase compared to March 31, 2022 (including rigs in the Mexican JV on a 100% basis).
•
Raised $400 million of gross proceeds through the issuance of $250 million unsecured convertible bonds due in 2028 and $150 million senior secured bonds due in 2026, primarily used to refinance the existing $350 million convertible bonds due in May 2023.

Subsequent events
•	In April, the Company increased the $150 million DNB loan facility by $25 million, and entered into a facility with DNB to provide guarantees and letters of credit of up to $25 million.
•
In 2023 YTD, we have been awarded eight new contracts, extensions, exercised options and letters of awards representing 1,797 days and $253 million of potential revenue, of which 1,075 days and $177 million relate to four new contracts and LOAs awarded this year. This includes a binding LOA, not previously announced, for "Ran".

CEO, Patrick Schorn commented:

"The first quarter of 2023 continued the positive trend experienced over the last several quarters, with an increase of revenue of 16% quarter on quarter, and a further increase in Adjusted EBITDA of 31% to $72.4 million. Q1 2023 is also the first quarter where we generated positive income before income taxes. We reaffirm our previously communicated guidance of  Adjusted EBITDA  of $360-$400 million for 2023, and while we expect a similar performance in the second quarter of 2023 to the first quarter of 2023, we expect further increases in the third and fourth quarters of 2023, as our two remaining stacked rigs are being activated and will commence their respective contracts in the Middle East and Mexico.

The first quarter has evidenced our continued ability to add backlog at market leading rates, confirming the tight supply of jack-up drilling rigs in the market. At the same time, we see positive prospects for continuing work for our rigs  that  are  finishing  their  contracts  at  the  end  of  this  year,  both  with  current  customers,  as  well  as  in  new geographies with new clients.

In February 2023, we completed the issuance of our $250 million unsecured convertible bonds maturing in 2028 and our $150 million senior secured bonds maturing in 2026, enabling us to fully repay our $350 million convertible bonds due in May 2023. This marks the final step of refinancing our debt that was due to mature in 2023, and we now have no significant debt maturities prior to 2025. We expect the improving market, coupled with the positive prospect of access to the debt market  at  attractive rates,  will enable a global refinancing of the Company, and ultimately accommodate dividend distributions to shareholders."

1 The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as presented above represents our periodic net loss adjusted for: depreciation and impairment of non-current assets, other non-operating income; (income)/loss from equity method investments, total financial (income) expense net, income tax expense, amortization of deferred mobilization costs and revenue. Adjusted EBITDA is presented here because the Company believes that the measure provides useful information regarding the Company’s operational performance. For a reconciliation of Adjusted EBITDA to Net loss, please see the last page of this report.

2 The Company provides guidance on expected adjusted EBITDA, which is a non-GAAP financial measure. Management evaluates the Company's financial performance in part based on guidance basis, which management believes enhances investors' understanding of the Company's overall financial performance by providing them with an additional meaningful relevant comparison of current and anticipated future results across periods. Due to the forward-looking nature of Adjusted EBITDA, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measure. Accordingly, the Company is unable to present a quantitative reconciliation of such forward looking non-GAAP financial measure to the most directly comparable forward-looking GAAP financial measure without unreasonable effort. The Company disclaims any current intention to update such guidance, except as required by law.

Management Discussion and Analysis

The discussion below compares the preliminary unaudited results for the first quarter of 2023 to the unaudited results of the fourth quarter of 2022.

In $ million	Q1 - 2023	Q4 - 2022	Change ($)	Change (%)
Total operating revenues	172.0	148.6	23.4	16%
Rig operating and maintenance expenses	(85.5)	(83.4)	(2.1)	3%
Total operating expenses	(126.1)	(122.7)	(3.4)	3%
Operating income	46.0	29.5	16.5	56%
Total financial expenses, net	(40.5)	(49.4)	8.9	(18)%
Income tax expense	(15.3)	(2.8)	(12.5)	446%
Net loss	(7.4)	(21.3)	13.9	(65)%
Adjusted EBITDA	72.4	55.1	17.3	31%

Cash and cash equivalents	90.3	108.0	(17.7)	(16)%
Restricted cash	168.4	10.5	157.9	1504%
Total equity	904.1	897.8	6.3	1%

Three months ended March 31, 2023 compared to three months ended December 31,2022

Total operating revenues for the first quarter of 2023 were $172.0 million, an increase of $23.4 million compared to the fourth quarter of 2022. Total operating revenues for the first quarter of 2023 consisted of $141.7 million in dayrate revenues and $30.3 million in related party revenues. Dayrate revenues increased by $24.5 million quarter on quarter primarily due to an increase in operating days for the jack-up rigs "Mist", "Prospector 5", "Saga", "Arabia I", "Arabia II" and "Norve" as they commenced contracts mid-way through the prior quarter. Related party revenues from the Company's Joint Ventures ("JVs") in Mexico decreased by $1.1 million quarter on quarter primarily due to a reduction in bareboat revenue following a decrease in operating days in the first quarter of 2023 compared to the prior quarter.

Rig operating and maintenance expenses were $85.5 million for the first quarter of 2023, an increase of $2.1 million compared to the fourth quarter of 2022. The overall increase is primarily a result of an increase in the number of operating days during the quarter in comparison to the prior quarter.

Total financial expenses, net, were $40.5 million for the first quarter of 2023, a decrease of $8.9 million compared to the fourth quarter of 2022. The decrease primarily relates to a $3.2 million decrease in financing fees in connection with the prior quarter refinancing activities, a $2.0 million decrease in interest expense and a $1.7 million increase in interest income, as a result of increased income of bank deposits due to the net proceeds from the issuance of the bonds raised in February 2023.

Income tax expense for the first quarter of 2023 was $15.3 million, an increase of $12.5 million compared to the fourth quarter of 2022. The overall increase is principally due to increased activity and higher profitability on our rigs.

Adjusted EBITDA for the first quarter of 2023 was $72.4 million, an increase of $17.3 million or 31% compared to the fourth quarter of 2022.

Liquidity and Cash Flows in the first quarter of 2023

The Company's cash and cash equivalents as of March 31, 2023 were $90.3 million, compared to $108.0 million as of December 31, 2022. The Company's restricted cash as of March 31, 2023 was $168.4 million, compared to $10.5 million as of December 31, 2022, and mainly relates to restricted cash relating to debt financings which includes the remaining proceeds from the February 2023 issuance of the unsecured convertible bonds and senior secured bonds held in an escrow account for repayment of the convertible bonds due in May 2023.

Net cash used in operating activities was $8.2 million, which includes $29.5 million of cash interest paid and $10 million of income taxes paid.

Net cash used in investing activities was $29.0 million, primarily consisting of $28.8 million used on jack-up additions, primarily activation and reactivation costs for "Arabia I", "Arabia II", "Arabia III" and "Hild".

Net cash provided by financing activities was $177.4 million as a result of $391.3 million in net proceeds from the February 2023 issuance of the unsecured convertible bonds and senior secured bonds, offset by repayment of debt of $213.9 million, including $177.8 million related to our convertible bonds due in May 2023.

Financing and corporate development

As of March 31, 2023, we had principal debt outstanding of $1,769.0 million, of which $262.2 million matures in the next 12 months, including $151.2 million principal amount remaining of the $350 million convertible bonds due in 2023, which we repaid in May 2023.

In February 2023, we completed the issuance of $250 million unsecured convertible bonds maturing in 2028 and $150 million senior secured bonds maturing in 2026. Proceeds from these issuances were used to repay the $350 million convertible bonds due in May 2023 and for general corporate purposes. The new $250 million convertible bonds bear interest at 5% per annum and are convertible into our common shares at an initial price of $7.3471 per share. The $150 million senior secured bonds bear interest at a rate of 9.5% per annum and are secured by a mortgage over the three previously unencumbered rigs "Arabia III", "Odin" and "Ran".

Following the successful placement of the $250 million Convertible Bonds, the Company entered into a share lending agreement ("SLA") with the intention to make up to 25 million shares available for the purposes of facilitating investors' hedging activities in the Convertible Bonds. To provide the 25,000,000 loan shares under the SLA, the Company's issued share capital has been increased by $2,500,000 to $25,426,359.80, divided into 254,263,598 shares, each with a nominal value of $0.10 per share. Upon re-delivery, which may occur by repayment of the Convertible Bonds or expiry of the SLA, the 25 million loan shares will be held in treasury and cancelled. The Company’s authorised share capital is $31,500,000 divided into 315,000,000 common shares of $0.10 par value each.

In April 2023, the Company increased the amount under its $150 million loan facility with DNB Bank ASA by $25 million, and in addition entered into a facility with DNB to provide guarantees and letters of credit of up to $25 million collateralized by the rigs that secure such loan facility, releasing $10.3 million of restricted cash previously held as cash collateral for guarantees and letters of credit.

Mexican Joint Ventures Operational Results

In the first quarter of 2023 our joint ventures on a 100% basis recognized net income of $4.7 million and adjusted EBITDA of $1.9 million. Included in the first quarter of 2023 results for the joint ventures are $30.3 million of net costs related to charges from Borr Drilling entities representing bareboat charter fees.

Borr Drilling received $21.3 million in cash payments from its Mexico JVs in the first quarter of 2023, relating to payment of balances due from related parties.

As of March 31, 2023, Borr Drilling had $72.2 million of receivables (up from $65.6 million at December 31, 2022) from its Mexico JVs, recorded as "Due from related parties" in the Unaudited Consolidated Balance Sheets. Additionally, as at March 31, 2023, the "Equity method investments" balance in the Unaudited Consolidated Balance Sheets included $9.8 million in funding provided to our Mexico JVs.

Fleet, Operations and Contracts

The Company's current delivered fleet consists of 22 modern jack-up rigs all built after 2010, with two additional rigs "Vale" and "Var" under construction at Keppel FELS.

Since the fourth quarter 2022 report, the Company secured new contracts, extensions and LOAs/LOIs for its rigs “Hild”, “Norve”, “Thor”, and “Ran” resulting in all of the Company's 22 delivered rigs being contracted or committed: one in the North Sea, four in the Middle East, four in West Africa, six in Southeast Asia and seven in Mexico.

In May 2023, the Company entered into a binding LOA, not previously announced, for "Ran" with a estimated duration of 100 days and contract value of $16.2 million.

Year to date, the Company has been awarded eight new contracts, extensions, exercised options, LOAs and LOIs representing 1,797 days, or 4.9 years and 253 million of potential backlog. The Company's total contract revenue backlog on March 31, 2023 stood at $1.64 billion, and it stands at $1.69 billion as of the date of this report (including contracts through our Mexico JVs on a 100% basis and mobilization revenues but excluding unexercised options).

For more details on our rig contracting, please refer to our Fleet Status report issued in connection with this report.

The technical utilization for our working rigs was 97.6% in the first quarter of 2023, and the economic utilization 97.1%.

Market

According to Petrodata by S&P Global, global competitive jack-up rig utilization stood at 91.4% at the end of March 2023, an increase of five percentage points since March 2022.

The utilization for the modern jack-up fleet (rigs built after year 2000) has increased by six percentage points during the same period to 93% at the end of March 2023. Based on the expected near term awards, we forecast marketed utilization to approach 96% in the coming quarters.

Currently, there are 296 modern jack-ups contracted, representing an increase of approximately 59 units as compared to the lows in late 2020.

As of the date of this report, 20 newbuild rigs remain under construction, of which two are already contracted and two are owner-operated, leaving a total of 16 available at the yards (including "Vale" and "Var" owned by Borr Drilling). We anticipate that few of these rigs under construction will be able to enter the marketed fleet in the near future due to several being in early stages of completion and increasing supply chain issues.

Risks and uncertainties 3

Borr is exposed to a number of risks related to the Company’s financial position, operations and the industry in which the Company operates.

In the first quarter of 2023, energy commodity prices continued declining compared to the first half of 2022 when such prices increased consistently. Brent oil prices in the first quarter of 2023 averaged approximately $81 per barrel compared to approximately $99 and $88 per barrel in the third and fourth quarter of 2022, respectively. However, these lower prices coupled with the global turbulent macroeconomic environment have not affected global demand for offshore drilling services, including jack-up rigs, which remains strong. In addition, oil benchmark prices are expected to remain volatile given the current global economic uncertainty and geopolitical events affecting supply and demand. Recent OPEC+ supply decisions have prompted a rebound in oil prices after hitting a 16-month low in mid-March 2023. Despite positive industry trends we have recently experienced, we remain subject to risks relating to the volatility of our industry and the risk that demand and day rates could decline, including as a result of inflation impacting many major economies and global economic uncertainty.

We remain cautious as headwinds to a recovery continue to loom. Our business is experiencing supply chain constraints and upward inflationary pressure, despite policy tightening by major central banks. Demand for jack-up rigs may not continue to increase or even remain at current levels, or may decline. Any decline in demand for services of jack-up rigs could have a material adverse effect on the Company.

Furthermore, we have improved our liquidity through (i) our $150 million senior secured bonds due February 2026; and (ii) our $250 million new convertible bonds due February 2028. However, the proceeds for these financings have been applied to repay our $350.0 million convertible bonds due in May 2023 and we currently face maturity of substantially all of our remaining debt, including bonds, in 2025 or later. Therefore we continue to face risks relating to liquidity and our upcoming debt maturities and the risk that we may not be able to refinance our debt as it matures.

3 This Risks and uncertainties section is not a complete discussion of the risks the Company faces. See “Risk Factors” in the Company’s most recent Annual Report Form 20-F; this discussion does not and does not purport to update that section of the annual report.

Forward looking statements

This announcement includes forward looking statements. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely", "aim", "plan" and similar expressions and include expectations regarding industry trends and market outlook, including expected trends and activity levels in the jack-up rig and oil industry, expected Adjusted EBITDA, contract backlog, contract extensions, options, LOIs and LOAs and potential backlog and potential revenue, tendering and contracting activity, market conditions, anticipated activation of stacked rigs and contracting of rigs and fleet, expected utilization of the global jack-up fleet, number of rigs contracted and available and expected trends in the global fleet, statements about our financial obligations and maturities, prospects to access the debt market to enable a global refinancing and accommodate dividends, statements made under “Market” above, and other non-historical statements. The forward-looking statements in this announcement are based upon current expectations and various assumptions, many of which are based, in turn, upon further assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other important factors which are difficult or impossible to predict and are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. There are important factors that could cause our actual results, level of activity, performance, liquidity or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including risks relating to our industry and business and liquidity, the risk that our actual results of operations in future periods may differ materially from the expected results / guidance discussed herein, the risk of delays in payments to our JVs and payments from our JVs to us, the risk that our customers do not comply with their contractual obligations, risks relating to industry conditions, risks relating to geopolitical events and inflation and energy commodity prices, risks relating to contracting, including our ability to convert LOIs and LOAs into contracts, the risk that options will not be exercised, the risk that backlog and potential backlog and revenue never materialize, risks relating to the operations of our rigs and ability to achieve expected operation dates, risks relating to market trends, tender activity and rates, risks relating to the maturity of our secured debt in 2025, and our bonds maturing in 2026 and 2028, risks relating to our liquidity, the risk that our available liquidity is not sufficient to meet or refinance our liquidity requirements and other risks relating to our available liquidity and requirements, risks relating to cash flows from operations, risks relating to our loan agreements and other debt instruments and rig purchase and finance contracts, including risks relating to our ability to comply with covenants and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet or refinance our significant debt obligations including debt maturities and obligations under rig purchase and finance contracts and our other obligations as they fall due, and other risks described in our working capital statement included in our most recent audited and unaudited financial statements, risks relating to future financings including the risk that future financings may not be completed when required and future equity financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern, risk relating to our newbuild purchase and financing agreements, risks relating to our plans and agreements to sell the two remaining of the three newbuild rigs we have agreed to sell, risk related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact of our business from climate- change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change and the potential impact on the demand for oil and gas, risk relating to the military action in Ukraine and its impact on our business, and other risks factors set forth under “Risk Factors” in our most recent annual report on Form 20-F and other filings with the U.S. Securities and Exchange Commission and prospectuses filed with the Norwegian NSA. These forward-looking statements are made only as of the date of this document. We undertake no (and expressly disclaim any) obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.

About Borr Drilling Limited

Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the Oslo Stock Exchange from August 30, 2017 and on the New York Stock Exchange from July 31, 2019 under the ticker "BORR". The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow water segment to the offshore oil and gas industry worldwide. Please visit our website at: www.borrdrilling.com

May 23, 2023

Borr Drilling Limited

Hamilton, Bermuda

Questions should be directed to:
Magnus Vaaler: CFO, +44 1224 289208

UNAUDITED NON GAAP MEASURES AND RECONCILIATIONS

Set forth below is a reconciliation of the Company's Net Loss to Adjusted EBITDA.

(in US$ millions)	Q1 - 2023	Q4 - 2022
Net loss	(7.4)	(21.3)
Depreciation of non-current assets	28.2	28.3
Income from equity method investments	(2.4)	(1.4)
Gain on disposals (1)	0.0	(3.5)
Total financial expense, net	40.5	49.4
Income tax expense	15.3	2.8
Amortization of deferred mobilization and contract preparation costs	13.6	13.6
Amortization of deferred mobilization and demobilization revenue	(15.4)	(12.8)
Adjusted EBITDA	72.4	55.1

(1) Gain on disposals for the quarter ending December 31, 2022, includes $3.5 million associated with the net gain on disposal of jack-up rigs, which is excluded from our adjusted EBITDA calculation.

Set forth below is a reconciliation of our Joint Ventures Net Income to Adjusted EBITDA.

(in US$ millions)	Q1 - 2023	Q4 - 2022
Net income	4.7	2.8
Depreciation of non-current assets	0.5	0.5
Financial expense/(income)	(5.7)	(1.8)
Income tax (income)/expense	2.2	0.8
Amortization of deferred costs	2.7	2.0
Amortization of deferred revenue	(2.5)	(2.0)
Adjusted EBITDA	1.9	2.3

Borr Drilling Limited
Unaudited Consolidated Statements of Operations
(In $ millions except share and per share data)

	Three months ended March 31, 2023	Three months ended March 31, 2022
Operating revenues
Dayrate revenue	141.7	63.3
Related party revenue	30.3	18.7
Total operating revenues	172.0	82.0

Gain on disposals	0.1	—

Operating expenses
Rig operating and maintenance expenses	(85.5)	(55.6)
Depreciation of non-current assets	(28.2)	(29.5)
General and administrative expenses	(12.4)	(9.2)
Total operating expenses	(126.1)	(94.3)

Operating income / (loss)	46.0	(12.3)

Income from equity method investments	2.4	1.1

Financial income (expenses), net
Interest income	2.4	—
Interest expense	(36.8)	(27.2)
Other financial expenses, net	(6.1)	(8.1)
Total financial expenses, net	(40.5)	(35.3)

Income / (loss) before income taxes	7.9	(46.5)
Income tax expense	(15.3)	(4.8)
Net loss attributable to shareholders of Borr Drilling Limited	(7.4)	(51.3)
Total comprehensive loss attributable to shareholders of Borr Drilling Limited	(7.4)	(51.3)

Basic and diluted loss per share	(0.03)	(0.35)
Weighted-average shares outstanding	234,781,420	145,783,175

Borr Drilling Limited
Unaudited Consolidated Balance Sheets
(In $ millions)

	March 31, 2023	December 31, 2022
ASSETS	Unaudited	Audited
Current assets
Cash and cash equivalents	90.3	108.0
Restricted cash	160.4	2.5
Trade receivables, net	52.8	43.0
Prepaid expenses	10.0	9.6
Deferred mobilization and contract preparation costs	30.9	38.4
Accrued revenue	52.8	57.4
Due from related parties	72.2	65.6
Other current assets	29.5	25.4
Total current assets	498.9	349.9

Non-current assets
Non-current restricted cash	8.0	8.0
Property, plant and equipment	3.7	3.9
Newbuildings	3.5	3.5
Jack-up drilling rigs, net	2,595.7	2,589.1
Equity method investments	23.0	20.6
Other non-current assets	29.4	26.7
Total non-current assets	2,663.3	2,651.8
Total assets	3,162.2	3,001.7

LIABILITIES AND EQUITY
Current liabilities
Trade payables	34.2	47.7
Accrued expenses	84.7	80.8
Short-term accrued interest and other items	90.1	77.7
Short-term debt	252.5	445.9
Short-term deferred mobilization, demobilization and other revenue	54.3	57.3
Other current liabilities	34.3	36.2
Total current liabilities	550.1	745.6

Non-current liabilities
Long-term accrued interest and other items	31.8	29.7
Long-term debt	1,547.4	1,191.1
Long -term deferred mobilization, demobilization and other revenue	58.2	68.7
Other non-current liabilities	16.1	14.3
Onerous contracts	54.5	54.5
Total non-current liabilities	1,708.0	1,358.3
Total liabilities	2,258.1	2,103.9
Shareholders’ Equity
Common shares of par value $0.10 per share: authorized 315,000,000 (2022:255,000,000) shares, issued 254,263,598 (2022: 229,263,598) shares and outstanding 243,948,087 (2022: 228,948,087) shares	25.5	23.0
Treasury shares	(10.8)	(9.8)
Additional paid in capital	2,277.8	2,265.6
Accumulated deficit	(1,388.4)	(1,381.0)
Total equity	904.1	897.8
Total liabilities and equity	3,162.2	3,001.7

Borr Drilling Limited
Unaudited Consolidated Statements of Cash Flows
(In $ millions)

	Three months ended March 31, 2023	Three months ended March 31, 2022
Cash flows from operating activities
Net loss	(7.4)	(51.3)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash compensation expense related to stock based and directors' compensation	1.3	0.3
Depreciation of non-current assets	28.2	29.5
Amortization of deferred mobilization and contract preparation costs	13.6	6.6
Amortization of deferred mobilization, demobilization and other revenue	(15.4)	(2.4)
Gain on disposal of assets	(0.1)	—
Amortization of deferred finance charges	1.8	1.6
Effective interest rate adjustments	(1.7)	3.1
Income from equity method investments	(2.4)	(1.1)
Deferred income tax	(0.1)	(0.1)
Change in assets and liabilities:
Amounts due to/from related parties	(6.6)	(11.1)
Accrued expenses	(1.7)	60.8
Accrued interest	14.5	(44.1)
Other current and non-current assets	(18.3)	(30.2)
Other current and non-current liabilities	(13.9)	23.7
Net cash used in operating activities	(8.2)	(14.7)

Cash flows from investing activities
Purchase of property, plant and equipment	(0.2)	—
Additions to jack-up drilling rigs	(28.8)	(7.1)
Net cash used in investing activities	(29.0)	(7.1)

Cash flows from financing activities
Proceeds from share issuance, net of issuance cost	—	34.1
Repayment of debt	(213.9)	—
Net proceeds from issuance of debt	391.3	—
Net cash provided by financing activities	177.4	34.1
Net increase in cash, cash equivalents and restricted cash	140.2	12.3
Cash, cash equivalents and restricted cash at the beginning of the period	118.5	46.0
Cash, cash equivalents and restricted cash at the end of the period	258.7	58.3

Supplementary disclosure of cash flow information
Interest paid	(29.5)	(7.1)
Income taxes paid	(10.0)	(1.6)

(In $ millions)	March 31, 2023	December 31, 2022
Cash and cash equivalents	90.3	108.0
Restricted cash	160.4	2.5
Non-current restricted cash	8.0	8.0
Total cash and cash equivalents and restricted cash	258.7	118.5

Borr Drilling Limited
Unaudited Consolidated Statements of Changes in Shareholders’ Equity
(In $ millions except share data)

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Accumulated deficit	Total equity
Balance as at December 31, 2021	136,811,842	13.8	(13.7)	1,978.0	(1,088.2)	889.9
Issue of common shares	14,840,323	1.5	—	33.7	—	35.2
Equity issuance costs	—	—	—	(1.1)	—	(1.1)
Share-based compensation	—	—	—	0.3	—	0.3
Total comprehensive loss	—	—	—	—	(51.3)	(51.3)
Balance as at March 31, 2022	151,652,165	15.3	(13.7)	2,010.9	(1,139.5)	873.0

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Accumulated deficit	Total equity
Balance as at December 31, 2022	228,948,087	23.0	(9.8)	2,265.6	(1,381.0)	897.8
Issue of common shares	15,000,000	2.5	(1.0)	—	—	1.5
Convertible debt issuance cost	—	—	—	10.9	—	10.9
Share based compensation	—	—	—	1.3	—	1.3
Total comprehensive loss	—	—	—	—	(7.4)	(7.4)
Balance as at March 31, 2023	243,948,087	25.5	(10.8)	2,277.8	(1,388.4)	904.1